EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and
Combined Fixed Charges and to Preferred Stock Dividends
(In Thousands)
(Unaudited)

Year Ended December 31		2009	2008	2007	2006	2005

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income		$546,627	$2,436,919	$1,089,918	$1,299,885	$1,259,576
Less:	Capitalized Interest Expense	(54,919)	(42,628)	(29,324)	(19,900)	(14,596)
Add:	Fixed Charges	181,426	117,568	96,228	80,050	90,933
Income Tax Provision		325,384	1,309,620	540,950	612,756	705,561
EARNINGS AVAILABLE		$998,518	$3,821,479	$1,697,772	$1,972,791	$2,041,474

FIXED CHARGES:
Interest Expense		$97,751	$49,899	$45,628	$43,158	$62,506
Capitalized Interest		54,919	42,628	29,324	19,900	14,596
Capitalized Expense Related to Indebtedness		3,150	1,759	1,150	1,655	2,381
Rental Expense Representative of Interest Factor		25,606	23,282	20,126	15,337	11,450
TOTAL FIXED CHARGES		181,426	117,568	96,228	80,050	90,933
Preferred Stock Dividends on a Pre-tax Basis		-	681	9,970	16,179	11,595
COMBINED TOTAL FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS		$181,426	$118,249	$106,198	$96,229	$102,528

RATIO OF EARNINGS TO
FIXED CHARGES		5.50	32.50	17.64	24.64	22.45

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK
DIVIDENDS		5.50	32.32	15.99	20.50	19.91